UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

(TSE Code: 8306)

Corrections to “Consolidated Summary Report <under Japanese GAAP>

for the nine months ended December 31, 2025”

Tokyo, February 5, 2026 — MUFG today announced partial corrections to “Consolidated Summary Report <under Japanese GAAP> for the nine months ended December 31, 2025” disclosed on February 4, 2026, as shown in the Appendix.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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(Translation)	Appendix

Corrections:

*	The corrected figures are underlined.

Consolidated Summary Report <under Japanese GAAP> for the nine months ended December 31, 2025 (Appendix page 9-10)

2. Consolidated Financial Statements and Notes

(5) Segment Information

(Before Correction)

2	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2025

	(in millions of yen)
	For the nine months ended December 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥782,790	¥608,423	¥792,053	¥641,992	¥439,478	¥787,487	¥4,052,225	¥439,815	¥(15,364)	¥4,476,675
Operating expenses	568,236	338,219	303,610	383,836	320,814	361,666	2,276,383	247,023	80,637	2,604,044

Operating profit (loss)	¥214,553	¥270,203	¥488,443	¥258,155	¥118,664	¥425,821	¥1,775,841	¥192,791	¥(96,002)	¥1,872,631

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

3	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

Operating profit	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Total operating profit of reporting segments	1,694,227	1,872,631
Operating profit of consolidated subsidiaries excluded from reporting segments	(530)	(3,083)
Provision for general allowance for credit losses	72,070	44,568
Credit related expenses	(412,521)	(342,971)
Gains on reversal of reserve for contingent losses included in credit costs	5,383	8,211
Gains on loans written-off	84,061	70,394
Net gains on equity securities and other securities	488,176	183,322
Equity in earnings of the equity method investees	428,147	582,912
Others	62,922	93,265

Ordinary profit in the consolidated statement of income	2,421,937	2,509,250

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(Translation)	Appendix

(After Correction)

2	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2025

	(in millions of yen)
	For the nine months ended December 31, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥782,790	¥608,423	¥792,053	¥676,438	¥439,478	¥787,487	¥4,086,671	¥439,815	¥(15,364)	¥4,511,122
Operating expenses	568,236	338,219	303,610	383,836	320,814	361,666	2,276,383	247,023	80,637	2,604,044

Operating profit (loss)	¥214,553	¥270,203	¥488,443	¥292,602	¥118,664	¥425,821	¥1,810,288	¥192,791	¥(96,002)	¥1,907,078

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

3	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

Operating profit	For the nine months ended December 31, 2024	For the nine months ended December 31, 2025
Total operating profit of reporting segments	1,694,227	1,907,078
Operating profit of consolidated subsidiaries excluded from reporting segments	(530)	(3,083)
Provision for general allowance for credit losses	72,070	44,568
Credit related expenses	(412,521)	(342,971)
Gains on reversal of reserve for contingent losses included in credit costs	5,383	8,211
Gains on loans written-off	84,061	70,394
Net gains on equity securities and other securities	488,176	183,322
Equity in earnings of the equity method investees	428,147	582,912
Others	62,922	58,818

Ordinary profit in the consolidated statement of income	2,421,937	2,509,250

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